

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 2, 2023

Andrew Keegan
Interim Chief Financial Officer
Vista Outdoor Inc.
1 Vista Way
Anoka, MN 55303

   Re: Vista Outdoor Inc.
     Form 10-K for the Fiscal Year Ended March 31, 2022
     Filed May 24, 2022
     File No. 001-36597

Dear Andrew Keegan:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Manufacturing